January 26, 2010
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549
Attention: H. Roger Schwall, Assistant Director
Re:	Denbury Resources Inc. Registration Statement on Form S-4 Filed December 7, 2009 File No. 333-163521
Dear Mr. Schwall:
     On behalf of Denbury Resources Inc. (the “Company”), and in conjunction with the filing today of Amendment No. 1 to the above-captioned registration statement (“Amendment No. 1), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing as set forth in the Staff’s letter dated January 21, 2010. For your convenience, we have repeated each of the comments set forth in the Staff’s letter (in bold text) and followed each comment with the Company’s response (in normal text).
Registration Statement on Form S-4
Selected Historical Consolidated Financial Data, page 17
Encore, page 18
1.	We are unable to concur with the conclusions reached in your response to prior comment one. As such, we believe it is necessary for you to recast and file Encore’s prior period annual financial statements that are incorporated by reference into your registration statement.

Response:
     Encore filed with the Commission on January 25, 2010 a Form 8-K attaching and incorporating by reference “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Financial Statements and Supplementary Data” from Encore’s 2008 Annual Report on Form 10-K filed with the SEC on February 24, 2009 which have been recast for the adoption of new accounting guidance related to equity-based payment transactions in calculation of earnings per share and noncontrolling interests in consolidated financial statements. This Encore Form 8-K is incorporated by reference into Amendment No. 1.

Summary Pro Forma Combined Oil and Natural Gas Reserve Data, page 30
2.	We note from your response to prior comment number two that you did not disclose pro forma reserve estimates as of September 30, 2009 due to the fact you do not have a full company reserve report of either company. Based on your response, please expand your disclosure to address whether or not you have information about favorable or adverse events that may cause a significant change from the information presented in each of the most recent annual financial reports concerning oil and gas reserve quantities. Refer to FASB ASC 932-270-50 [FAS 69, paragraph 9].

Response:
     As discussed with members of the Commission’s Staff on January 22, 2010, additional disclosure has been added to page 31 under the first half of the chart containing pro forma estimated oil and natural gas reserve quantities to include information about favorable or adverse events that may cause a significant change from the estimated reserve quantities information disclosed as of December 31, 2008. The additional disclosure will read as follows:
As of September 30, 2009, significant changes in the above pro forma estimates of oil and gas reserve quantities since December 31, 2008 were: (1) Denbury’s acquisition of the Hastings Field in February 2009 with estimated proved reserves at that date of approximately 7.7 MMBOE (approximately 99% oil), net to the acquired interest; (2) Denbury’s recording in the second quarter of 2009 of approximately 10.9 MMBOE of estimated incremental proved oil reserves at Cranfield Field as a result of the oil production response to the CO2 injections in that field; and (3) Encore’s August 2009 acquisition of oil and natural gas properties in the Mid-Continent and East Texas regions with estimated proved reserves at that date of approximately 24.6 MMBOE (approximately 72% natural gas), all of which reserve quantity estimates were determined utilizing prices and economics existing at the time of acquisition or determination. The pro forma December 31, 2008 estimated quantities of reserves presented in the table above do not include the estimated reserve quantities for these three acquisitions or determination made during the first nine months of 2009, nor do they include reserve quantity estimates for the Conroe Field acquisition by Denbury in December 2009 (see “Denbury — The Combined Company — Recent Events”).
Pro Forma Adjustments to the Unaudited Pro Forma Combined Balance Sheet, page F-11
3.	We are currently unable to agree with your conclusion in your response to prior comment six that your assumption related to whether or not each tranche of Encore debt will be redeemed by the noteholders meets the factually supportable criterion in Rule 11.02(b)(6) of Regulation S-X. Please further clarify why your assumption is factually supportable or revise to remove this adjustment.

Response:
     We have revised the pro forma financial statements contained in Amendment No. 1 to remove this adjustment. Additionally, we continue to believe certain series of the Encore debt will be put by the noteholders for repurchase under their change of control put option, in light of it being economically advantageous to the noteholders to exercise their put options given the trading prices for those notes prior and subsequent to the announcement of the merger. Therefore, as we discussed with the Commission’s Staff on January 22, 2010, we have included new disclosure in Note 1 to the Unaudited Pro Forma Combined Financial Information to disclose our belief that the holders of three series of Encore notes will exercise their put option for us to repurchase those notes and to disclose the resulting increase in interest cost shown in the pro forma financial statements if such repurchases were to occur. The additional textual disclosure follows:
Effect of Modified Assumption on Repurchase of Encore Senior Subordinated Notes
Each of Encore’s four series of senior subordinated notes has a change in control put option at 101% of par value, which would require Denbury to repurchase, at the option of the noteholder, the notes at 101% of par value within a specified period after consummation of the merger. Three of these series, Encore’s 6% Senior Subordinated Notes, its 6.25% Senior Subordinated Notes and its 7.25% Senior Subordinated Notes (collectively “Encore’s Old Notes”) with an aggregate par value of $600 million, have traded at prices below 101% of par value both before and since announcement of the merger. Because it would be economically advantageous to the noteholders to do so, Denbury expects the holders of all of Encore’s Old Notes to exercise their contractual put options.
If Denbury were to assume exercise of their put options by the holders of all of Encore’s Old Notes, requiring Denbury to repurchase all of Encore’s Old Notes at 101% of par value, and the repurchase is funded through additional borrowings on Denbury’s Bridge Facility, it would (i) incrementally increase pro forma interest expense by an additional amount of approximately $14 million for the nine months ended September 30, 2009 and $18 million for the twelve months ended December 31, 2008, and (ii) slightly increase Denbury’s pro forma long-term debt as of September 30, 2009 by approximately $17 million. All or a portion of borrowings under the Bridge Facility assumed in the unaudited pro forma combined financial information (or the modified assumption herein) may, as an alternative, be financed through Denbury’s intended public or private issuance of up to $1.0 billion of senior subordinated notes or other available financing alternatives. If used in place of the Bridge Facility financing, such alternative senior subordinated debt is expected, based on current market conditions, to bear an interest rate which would slightly reduce pro forma interest expense reflected herein for borrowings under the Bridge Facility.
Note 3 — Unaudited Pro Forma Combined Statement of Operations, page F-13
4.	You indicate in your response to prior comment 10 that the pro forma adjustment related to executive salaries is factually supportable because Denbury intends to terminate Encore’s named executive officers in conjunction with the merger. We believe such adjustments are generally too uncertain to meet the criteria for pro forma adjustment described in Article 11 of Regulation S-X. Please provide additional information that supports your argument that this adjustment meets the factually supportable criterion or revise to remove this adjustment.

Response:
     In addition to the information regarding the factually supportable basis of this adjustment provided in the response to the predecessor comment (Comment # 10 of the Staff’s letter of December 31, 2009), as discussed with Staff of the Commission on January 22, 2010, Section 6.8 of the Merger Agreement states that Denbury shall employ Encore’s employees “immediately after the Effective Time, but . . . will have no obligation to continue employing any such employee for any length of time thereafter . . .” In part this language reflects that the employment of the Encore named executive officers by Denbury occurs as a matter of law at the effective time of the merger. Under Section 6.8(e) of that agreement, Denbury agrees to honor the Encore Employee Severance Protection Plan, which is the basis for this adjustment, and which would be triggered for Encore’s five named executive officers upon Denbury not continuing their employment following the effective time of the merger. Page 82 of the joint proxy statement/prospectus of the Registrant’s Form S-4 confirms that “Encore’s named executive officers will not be retained as employees of Denbury following the effective time of the merger.”
     As a result, Denbury included severance benefits for Encore’s named executive officers of $39.6 million in our estimate of the Encore purchase price (see Note 2 — Unaudited Pro Forma Combined Balance Sheet, page F-9). Accordingly, we believe the exclusion of the future salaries of Encore’s named executive officers is factually supportable, is consistent with our inclusion of the severance benefits included within the purchase price as it relates to the pro forma balance sheet presentation, and, accordingly, is in compliance with Rule 11-02(b)(6) of Regulation S-X.
5.	Your response to prior comment 10 also indicates that you believe the pro forma adjustment related to the issuance of restricted shares is factually supportable because the Merger Agreement anticipates that Encore will grant equity incentive awards in the form of restricted stock to employees prior to the effective time of the merger. Please clarify for us why anticipation of future equity awards is factually supportable. In this regard, we note Section 6.8(c) of the Merger Agreement only states Redfish [Encore] may grant equity incentive awards prior to the effective date of the merger.

Response:

We have revised the pro forma financial statements and summaries thereof contained in the Amendment No. 1 to remove this adjustment.
          Presuming the answers to the comments of the Staff are satisfactory, we anticipate filing a request for an acceleration of the effectiveness of the registration statement along with the required representations. Thank you for your time and consideration of this matter. If you have any questions or concerns about this response, please contact the undersigned at 972-673-2007, or by fax at 972-673-2150 or the Company’s outside counsel Don Brodsky, Baker & Hostetler, at 713-646-1335; fax 713-751-1717.

Sincerely,
/s/ Mark C. Allen
Mark C. Allen
Sr. Vice President and Chief Financial Officer